5348 Vegas Drive, #89 Las Vegas, Nevada 89108 (702) 952-9650 www.ClosureProductsCo.com Symbol: CPCF

July 7, 2011

VIA EDGAR

Kristin Lochhead
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

RE:	CPA of America, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed April 15, 2011 File No. 000-24053

Dear Ms. Lochhead:

On behalf of CPC of America, Inc. (the “Company” or “CPC”), set forth below are the Company’s substantive responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated May 27, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

1.	We note that in response to prior comments 1, 2, 3, 4 and 14 you plan to file an amendment to your Form 10-K. Please note that we may have further comments after we review the amendment.

RESPONSE:

The amendments we intend to file will be faxed to you so that you may review them and make comments before the amended filing.

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

Intangibles and long-lived assets, page F-13

2.
Please reference your response to prior comment 6.  Please tell us if your cash flow analysis of the MedClose device patents also includes cash flows associated with all future expenditures necessary to develop the patent, including interest payments that will be capitalized as part of the cost of the asset.  Refer to FASB ASC 360-10-35-34.

RESPONSE:

The patent itself is fully developed and was purchased from a third party.  In determining whether impairment was necessary we did take into account the estimated research and development expenses that would be necessary to get the MedClose device to the point where it could generate sales.  As to interest expense, we have not capitalized any to date, and do not expect to capitalize any in the future.

Note 3.  Convertible Notes, page F-16

3.
We see the table provided in response to prior comment 7.  In your Form 10-K amendment, please include a narrative discussion of all of the pertinent rights and privileges of the convertible notes, including the conversion rates and terms consistent with ASC 470-10-50-5.

RESPONSE:

We intend to add the table mentioned above to our amended filing.

4.	Further to your response to prior comment 11, please address the following:
•	Please tell us why you only considered the present value of the principal under the notes and not all cash flows, such as interest.

•	Please tell us why you used a risk free rate of 1% to determine the fair value of the debt.

•
Please explain why the fair value of the entire convertible debt would be equal to the present value of the principal amount plus the fair value of the conversion options less the embedded beneficial conversion feature.  It appears that a holder would be required to either benefit from the instrument through the repayment of principal and interest of by converting the instrument to shares of your common stock.  Also, explain why the difference between the fair value of the conversion feature less its intrinsic value (BCF) is the fair value.

•	Please explain whether the old notes included a beneficial conversion feature. If the old notes included a beneficial conversion feature, discuss how you applied ASC 470-20-40-3.

RESPONSE:

•
We considered that as of the measurement date (the issuance date of the notes), the Company did not accrue any interest on the notes. In other words, on the issuance date, the Company did not have obligations to pay any interest on the notes. However, we considered that the fair value of the conversion options were additional considerations of the notes so was included in the fair value calculations.

•	We used the risk free rate to discount the principal amount of the debts to present value. The rate of 1% approximated the rate on treasury notes obtained through:
http://www.treasurydirect.gov/RI/OFAuctions?form=multi&rows=36&typesec=notes&page=2&searchtype=issue

Issue Dates: From: Dec 1, 2009 To: Sep 7, 2010
Security Terms: 2-YEAR
Sorted By: Issue Date in Descending order

Security	Auction	Issue	Maturity	Interest
Term	Date	Date	Date	Rate %

2-YEAR	8/24/2010	8/31/2010	8/31/2012	0.375
2-YEAR	7/27/2010	8/2/2010	7/31/2012	0.625
2-YEAR	6/22/2010	6/30/2010	6/30/2012	0.625
2-YEAR	5/25/2010	6/1/2010	5/31/2012	0.75
2-YEAR	4/27/2010	4/30/2010	4/30/2012	1
2-YEAR	3/23/2010	3/31/2010	3/31/2012	1
2-YEAR	2/23/2010	3/1/2010	2/29/2012	0.875
2-YEAR	1/26/2010	2/1/2010	1/31/2012	0.875
2-YEAR	12/28/2009	12/31/2009	12/31/2011	1

•
As of the measurement date, we considered that the fair value of the convertible notes consists of two components: the fair value of the principal amount and the fair value of the conversion feature (this is the additional cost embedded in the notes). Further, in accordance with ASC 470-20, when we recorded the FV of the new debts, we deducted the BCF from the value of the debts because it was a discount to the notes.

•	Some of the old notes included a beneficial conversion feature. Based on ASC 470-20-40-3, we included the BCF on the old notes in calculation of the gain/loss on extinguishment.

5.
Further to your response to prior comment 12, please show us your calculations for the fair value and how you determined that there was a debt premium of $157,413.  Tell us the terms of the old and new debt instruments upon which you based these calculations.

RESPONSE:

See attached worksheet

6.	Please expand your response to prior comment 14 to explain how you evaluated Item 601(B)(10) of Regulation S-K in determining that you did not need to file the other debt agreements.

RESPONSE:

We considered the notes on an individual basis since they have different terms.  In determining the materiality of each note to the Company we compared the face amount to the total assets of the Company and noted that four of the individual notes exceeded 10% of total assets, and therefore needed to be filed as an exhibit.  Please note, however, that in reviewing the files again, we noted 5 notes that meet this threshold, instead of four.

Note 4. Shareholders’ Equity (Deficit), page F-18

Stock options, page F-23

7.
Please reference prior comment 16.  It remains unclear to us how applying a 50% forfeiture rate to the grant of options would not result in a material difference in the compensation cost recognized.  It appears from your response that you believe it was an error to apply a forfeiture rate to these options that were fully vested at the issuance date.  Please explain the significant differences in the assumptions used in the old and new calculations.

RESPONSE:

The amount calculated by applying the shorter expected term of the options was $7,719,970, which was very close to the amount calculated using the 50% forfeiture rate of $7,712,616. Please see below for the calculations:
	O/S Directors	CEO	Consultant		New O/S Director & CFO
	2/11/2008	4/25/2008	4/25/2008		10/8/2008
Standard Values	No Dividend	No Dividend	No Dividend		No Dividend

Stock Price as of grant date	$5.0500	$7.9000	$7.9000		$4.4500
Exercise Price	$5.0500	$7.9000	$7.9000		$4.4500
Term	2.00	0.83	1.67		2.00
Volatility	66%	66%	66%		66%
Annual Rate of Quarterly Dividend	0.00%	0.00%	0.00%		0.00%
Discount rate - Bond Equivalent Rate	2.125%	2.125%	2.125%	%	2.125%

Total Options	100,000	1,607,565	1,583,311		100,000
Option Value	$188,302	$3,086,700	$4,279,038		$165,929	$ 7,719,970

	2/18/2008	4/25/2008	4/25/2008	10/8/2008
INPUT VARIABLES	O/S Directors	Consultant	CEO	New O/S Director &CFO
Stock Price	$5.05	$7.90	$7.90	$4.45
Exercise Price	$5.05	$7.90	$7.90	$4.45
Term	5.00	5.00	5.00	5.00
Volatility	66%	68%	68%	66%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	2.875%	2.500%	2.500%	2.750%

# options vesting	100,000	1,583,311	1,607,565	100,000

$Amount	$289,445.78	$7,260,260.88	$7,371,477.42	$253,923.56

			$14,631,738.30	$253,923.56
			x 50% est forfeit	x 50% est forfeit
			$7,296,208.00	$126,961.78

				$7,712,615.56

Representation

8.	As requested in our letter dated April 25, 2011, please provide a written statement from the company acknowledging that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone or fax at 970-282-8229.

Sincerely yours,

CPC of America, Inc.

By: /s/  Marcia Hein
Marcia Hein

CPC of America
Gain/Loss on Extinguishments of Convertible Notes
9/30/2010
					Old Notes				New Notes
		Issue	Maturity	Stated	Principal	Premium	Discount	Net Carrying	Principal	Discount	Fair Value of Conversion Option			Present Value @ Risk Free Rate of 1% p.a.		FV to be	Gain/(Loss)
Name		Date	Date	Int. Rate	Amount	(FV)	(BCF)	Value	Amount	(BCF)	FV Per Share	Issuable Shares	Total	Principal	Interest	Recorded	Extinguishments

Eric G. Helin	Original	1/7/2010	1/7/2012	20%	20,000		-	20,000
	Amended	5/7/2010	1/7/2012	30%	20,000				20,000	(2,807)	$0.36	35,088	$12,721.90	$19,605.92	$13,652.88	32,328	(9,521)

Rodney Schoemann	original	2/26/2010	2/26/2012	30%	106,500		-	106,500	106,500
	Amend 1	4/28/2010	2/26/2012	30%	106,500	56,436	(6,794)	156,142	106,500	(7,474)	$0.34	186,842	$64,178.58	$104,401.53	$72,701.59	168,580	(54,606)
	Amend 2	8/31/2010	2/26/2012	30%	106,500				106,500	(6,455)	$0.18	322,727	$58,232.51	$104,401.53	$72,701.59	162,634	(37)

Rodney Ryan Schoemann Trust	original	2/26/2010	2/26/2012	30%	10,000		-	10,000	10,000
	Amend 1	4/28/2010	2/26/2012	30%	10,000	5,299	(638)	14,661	10,000	(702)	$0.34	17,544	$6,026.21	$9,802.96	$6,826.44	15,829	(5,127)
	Amend 2	8/31/2010	2/26/2012	30%	10,000				10,000	(606)	$0.18	30,303	$5,467.84	$9,802.96	$6,826.44	15,271	(4)

Kristina M. Schoemann Trust	original	2/26/2010	2/26/2012	30%	10,000		-	10,000	10,000
	Amend 1	4/28/2010	2/26/2012	30%	10,000	5,299	(638)	14,661	10,000	(702)	$0.34	17,544	$6,026.21	$9,802.96	$6,826.44	15,829	(5,127)
	Amend 2	8/31/2010	2/26/2012	30%	10,000				10,000	(606)	$0.18	30,303	$5,467.84	$9,802.96	$6,826.44	15,271	(4)

Carol L. Schoemann	original	2/26/2010	2/26/2012	30%	30,000		-	30,000	30,000
	Amend 1	4/28/2010	2/26/2012	30%	30,000	15,898	(1,914)	43,984	30,000	(2,105)	$0.34	52,632	$18,078.62	$29,408.88	$20,479.32	47,487	(15,382)
	Amend 2	8/31/2010	2/26/2012	30%	30,000				30,000	(1,818)	$0.18	90,909	$16,403.51	$29,408.88	$20,479.32	45,812	(10)

Kevin M. & Maria J Elliott	original	2/26/2010	2/26/2012	30%	10,000		-	10,000	10,000
	Amend 1	4/28/2010	2/26/2012	30%	10,000	5,299	(638)	14,661	10,000	(702)	$0.34	17,544	$6,026.21	$9,802.96	$6,826.44	15,829	(5,127)
	Amend 2	8/31/2010	2/26/2012	30%	10,000				10,000	(606)	$0.18	30,303	$5,467.84	$9,802.96	$6,826.44	15,271	(4)

Kevin M. & Maria J Elliott	Original	4/28/2010	4/28/2012	30%	5,000		(322)	4,678	5,000
	Amended	8/31/2010	4/28/2012	30%	5,000				5,000	(303)	$0.19	15,152	$2,854.45	$4,901.48	$3,413.22	7,756	(2,775)

Rodney Schoemann	Original	4/28/2010	4/28/2012	30%	8,000		(515)	7,485	8,000
	Amended	8/31/2010	4/28/2012	30%	8,000				8,000	(485)	$0.19	24,242	$4,566.89	$7,842.37	$5,461.15	12,409	(4,439)

Kristina M. Schoemann Trust	Original	4/28/2010	4/28/2012	30%	3,475		(224)	3,251	3,475
	Amended	8/31/2010	4/28/2012	30%	3,475				3,475	(211)	$0.19	10,530	$1,983.72	$3,406.53	$2,372.19	5,390	(1,929)

Kristina M. Schoemann Trust	Original	4/28/2010	4/28/2012	30%	4,300		(277)	4,023	4,300
	Amended	8/31/2010	4/28/2012	30%	4,300				4,300	(211)	$0.19	13,030	$2,454.69	$4,215.27	$2,935.37	6,670	(2,436)

Rodney Ryan Schoemann Trust	Original	4/28/2010	4/28/2012	30%	25,675		(1,652)	24,023	25,675
	Amended	8/31/2010	4/28/2012	30%	25,675				25,675	(1,556)	$0.19	77,803	$14,657.13	$25,169.10	$17,526.89	39,826	(14,247)

Rodney Ryan Schoemann Trust	Original	4/28/2010	4/28/2012	30%	4,830		(311)	4,519	4,830
	Amended	8/31/2010	4/28/2012	30%	4,830				4,830	(293)	$0.19	14,636	$2,757.24	$4,734.83	$3,297.17	7,492	(2,680)

Carol L. Schoemann	Original	4/28/2010	4/28/2012	30%	36,720		(2,362)	34,358	36,720
	Amended	8/31/2010	4/28/2012	30%	36,720				36,720	(2,225)	$0.19	111,273	$20,962.46	$35,996.47	$25,066.69	56,959	(20,375)